Filed Pursuant to Rule 424(b)(3)
Registration No. 333-20840
PROSPECTUS
5,000,000 Shares
Common Stock

Sovereign Bancorp, Inc.
Sovereign Bancorp, Inc. Direct Stock Purchase
and Dividend Reinvestment Plan

      This prospectus describes the Direct Stock Purchase and Dividend Reinvestment Plan of Sovereign Bancorp, Inc. The Plan provides a convenient and economical method for new investors to make an initial investment in our common stock and for existing investors to increase their holdings of our common stock.

      Key features of the Plan:

•	Easy and convenient Internet access to your account on-line through Investor ServiceDirect® (see Question 15 for information on how to access Investor ServiceDirect®);

•	New investors can now make their initial purchase either electronically through Investor ServiceDirect® or by completing the enclosed enrollment form and submitting it with a check or money order for as little as $250 and up to a maximum of $10,000. Alternatively, new investors may choose to make their initial purchase through at least ten consecutive automatic monthly debits to their bank account of only $25;

•	Current shareholders can now purchase shares of our common stock on a monthly basis, up to a maximum of $10,000 per month;

•	Current shareholders can purchase shares through investments as low as $25 each by check or money order, or electronically with deductions from your personal bank account automatically each month for at least ten consecutive months;

•	Current shareholders and new investors can receive cash dividends electronically or by check;

•	Current shareholders and new investors can make optional cash investments in excess of $10,000 in any month or an initial investment in excess of $10,000 if Sovereign, in its sole discretion, elects to waive the $10,000 maximum purchase limit in any case. See Question 10 for more information.

      This prospectus describes and constitutes the Sovereign Bancorp, Inc. Direct Stock Purchase and Dividend Reinvestment Plan, or simply the Plan. Please read this prospectus carefully and keep it for future reference. Participation in this Plan is entirely voluntary and you can, at any time, discontinue it. Details of the Plan, including information on Mellon Bank, N.A., the Plan Administrator, are provided in this Prospectus. If you wish to continue your participation in the Plan, you do not need to do anything at this time unless you wish to implement any of the new features. If you are a participant in the original Dividend Reinvestment and Stock Purchase Plan and, after reviewing this prospectus, you do not wish to continue participation in the Plan, you should contact the Plan Administrator at (800) 685-4524 between 9:00 a.m. and 7:00 p.m., Eastern Standard Time, on any business day.

      Sovereign common stock trades on the New York Stock Exchange under the symbol “SOV.”

      Sovereign’s principal executive offices are located at 1500 Market Street, Philadelphia, Pennsylvania 19102, and its telephone number is (215) 557-4630.

      This prospectus incorporates business and financial information about Sovereign that is not included in or delivered with this prospectus. This information is available to you without charge upon written or oral request. See “Where You Can Find More Information” on page 15.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          Shares of Sovereign common stock are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of Sovereign, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

          This prospectus is not an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any state or country where the offer or sale is not permitted.

Prospectus dated February 15, 2005

THE PLAN

1.	What is the Plan?

      Our Direct Stock Purchase and Dividend Reinvestment Plan, or the Plan, enables new investors to make an initial investment in our common stock and existing investors to increase their holdings of our common stock. Participants can purchase common stock of Sovereign Bancorp, Inc. with optional monthly cash investments and cash dividends.

      The Plan is designed for long-term investors who wish to invest and build their share ownership over time. The Plan is not intended to provide holders of shares of common stock with a mechanism for generating assured short-term profits through rapid turnover of shares acquired at a discount. The intended purpose of the Plan precludes any person, organization or other entity from establishing a series of related accounts for the purpose of conducting arbitrage operations and/or exceeding the optional monthly cash investment limit. We accordingly reserve the right to modify, suspend or terminate participation by a shareholder who is using the Plan for purposes inconsistent with the intended purpose of the Plan.

2.	What features does the Plan offer?

      Initial investment. If you are not a Sovereign shareholder, you can make an initial investment in Sovereign common stock, starting with as little as $250, or $25 if you sign up for automatic monthly cash investments and a commitment for at least ten consecutive automatic monthly debits to your bank account. See Question 7 for more information.

      Optional monthly cash investments. Once you are a registered shareholder, you can buy Sovereign common stock and pay fees and commissions lower than those typically charged by stockbrokers for small transactions. You can increase your holdings of Sovereign common stock through optional monthly cash investments of $25 or more, up to a maximum of $10,000 per month. You can make optional monthly cash investments by check, money order or electronically with deductions from your personal bank account — either in a single transaction or automatically each month. If you wish to make optional monthly cash investments in excess of $10,000 in any month or an initial investment in excess of $10,000, see Question 9 for more information.

      Automatic dividend reinvestment. You can also increase your holdings of Sovereign common stock through automatic reinvestment of your cash dividends. You will also be credited with dividends on fractions of shares you hold in the Plan. You can elect to reinvest all or a portion of your dividends. You can receive dividends electronically or by check. See Questions 5 and 10 for more information.

      Share safekeeping. You can deposit your Sovereign common stock certificates for safekeeping to the Plan Administrator. See Question 19 for more information.

      Automated transactions. You can execute many of your Plan transactions on-line or by phone. See Questions 15 and 16 for more information.

      Refer to Question 8 for details on fees charged for these transactions and services.

3.	Who is the Plan Administrator and what does the Plan Administrator do?

      Mellon Bank, N.A., currently is the Plan Administrator. The Plan Administrator with certain administrative support provided by Mellon Investor Services, a registered transfer agent, and Mellon Securities LLC, a registered broker/ dealer, as designated agent for each participating shareholder, administers the Plan, keeps records, sends statements of account activity to each participant and performs other duties relating to the Plan. The Plan Administrator holds for safekeeping the shares purchased for you together with shares forwarded by you to the Plan Administrator for safekeeping until termination of your participation in the Plan or receipt of your written request for a certificate for all or part of your shares. Shares purchased under the Plan and held by the Plan Administrator will be registered in the Plan Administrator ’s name or the name of its nominee, as your agent. In the event that the Plan Administrator should resign or otherwise cease to act as agent, we will appoint a new administrator to administer the Plan.

      The Plan Administrator also acts as dividend disbursing agent, transfer agent and registrar for shares of common stock.

      We and the Plan Administrator will not be liable in administering the Plan for any act done in good faith or as required by applicable securities laws or for any good faith omission to act including, without limitation, any claim or liability arising out of failure to terminate your account upon your death, or with respect to the prices at which shares are purchased for your account and the times when such purchases are made or with respect to any fluctuation in the market value after purchase or sale of shares. Neither we nor the Plan Administrator shall have any duties, responsibilities or liabilities except such as are expressly set forth in the Plan.

4.	How do I contact the Plan Administrator?

By mail:	For overnight delivery:
Mellon Bank, N.A	Mellon Investor Services
c/o Mellon Investor Services	Overpeck Center
P.O. Box 3338	85 Challenger Road
South Hackensack, New Jersey 07606-1938	Ridgefield Park, New Jersey 07660

By Phone:	Internet:
Toll-free within the United States and Canada:	www.melloninvestor.com
(800) 685-4524
International Telephone inquiries
(201) 329-8660
For the hearing impaired (TDD):
(800) 231-5469

Customer service representatives are available Monday through Friday, between the hours of 9:00 a.m. and 7:00 p.m. Eastern Standard Time

Automated Voice Response is available 24 hours a day.

      Include your name, address, daytime telephone number, account number, Social Security number and reference Sovereign Bancorp, Inc. in all correspondence.

5.	How do I enroll in the Plan if I am a Sovereign shareholder?

      If you already own our common stock and the shares are registered in your name, you may participate immediately. You may participate by choosing to reinvest all or part of your quarterly dividend, if any, or by making an additional cash investment. Please see Question 9 for details regarding optional monthly cash investments. You can enroll online through Investor ServiceDirect® or by completing and returning the enclosed enrollment form to the Plan Administrator in the envelope provided (see Question 7). Your participation will begin promptly after your authorization is received. Once you have enrolled, your participation continues automatically until either you elect to withdraw from the Plan or the Plan is terminated by Sovereign.

      In addition, if you are an employee of Sovereign or Sovereign Bank and participate in our Employee Stock Purchase Plan, you automatically participate in the Plan with respect to shares of common stock held in your Employee Stock Purchase Plan account. See Question 26 for more details.

      Please note that, if you are presently a participant in the Plan, you need not take any action at this time to continue participation unless you wish to implement any of the new features.

6.	How do I enroll if my shares are held by my broker?

      If your shares of Sovereign common stock are registered in the name of a bank, broker or other nominee, you must arrange for the bank, broker or other nominee to register in your name the number of shares of Sovereign common stock that you want to participate in the Plan or have the shares electronically transferred into your own name through the Direct Registration System. You can then enroll as a shareholder of record, as described in Question 5 above. Alternatively, if you do not want to re-register your shares, you can enroll in the Plan in the same way as someone who is not currently a registered Sovereign shareholder, as described in Question 7 below.

      Regulations in certain countries may limit or prohibit participation in this type of Plan. Persons residing outside the United States who wish to participate in the Plan should first determine whether they are subject to any governmental regulation prohibiting their participation.

7.	How do I enroll if I am not currently a Sovereign shareholder?

      If you do not currently own any Sovereign common stock, you can participate by making an initial cash investment through the Plan for as little as $250 and up to a maximum of $10,000. Your initial investment can be made using one of the following options:

      Via on-line enrollment through Investor ServiceDirect® at www.melloninvestor.com and:

•	authorizing one deduction (minimum of $250) from your bank account;

•	authorizing a minimum of ten consecutive monthly automatic debits of at least $25 from your bank account; or

•	opening your account on-line and sending your initial investment of $250 or more by check or money order payable to Sovereign Bancorp/ Mellon Bank.

      Completing the enclosed enrollment form and submitting it to the Plan Administrator, and:

•	making one payment (minimum of $250) by check or money order payable to Sovereign Bancorp/ Mellon Bank; or

•	authorizing a minimum of ten consecutive monthly automatic debits of at least $25 from your bank account.

      If you need to obtain an enrollment form, contact the Plan Administrator at (800) 685-4524. While there is no cost to enroll in the Plan, please refer to Question 8 for more information on purchase, reinvestment and sale fees.

8.	What are the fees associated with participation?

      All trading fees on shares you purchase under the Plan are paid by us, as well as any applicable fees for reinvestment of dividends. There will be fees associated with your withdrawal from the Plan if you request that some or all of your shares be sold upon your withdrawal. If you do not request that shares be sold upon your withdrawal from the Plan, there are no expenses in connection with withdrawal.

      Please review the following for a complete listing of all Plan-related fees:

Reinvestment of quarterly dividend:
Shareholders may elect to reinvest all or part of their cash dividends	No charge
Purchase of shares with initial investment	$15.00
Purchase of shares with additional investments via check (per investment)	$5.00
Purchase of additional shares via automatic debit of bank account (per investment):
• Individual	$3.50
• Recurring monthly debit	$2.00
Trading fee for purchases	No charge
Transfer shares as gift	No charge
Certificate safekeeping	No charge
Certificate issuance	No charge
Sale of shares (full and partial)	$15.00
Trading fee for sales	$0.12 per share
Current year duplicate statement	No charge
Insufficient funds or rejected automatic debit of bank account	$35.00 per occurrence

      We can change the fee structure of the Plan at any time. We will give you notice of any fee changes prior to the changes becoming effective.

      For cash investment transactions, service and trading fees are deducted from the amount invested. For sale transactions, service and trading fees are deducted from the sale proceeds.

9.	What are my options for additional cash investments?

      You can make optional cash investments on a monthly basis by check or by automatic bank withdrawals from a designated U.S. bank account. Each investment can be for as little as $25. Your total investment for any month is limited to $10,000. We may change the minimum and maximum amounts of optional monthly cash investments (or optional monthly cash investments may be eliminated) at our discretion upon sending Plan participants not less than 30 days’ prior written notice of such change.

      Check or Money Order. You may make optional monthly cash investments by sending a check or money order to the Plan Administrator payable to Sovereign Bancorp/ Mellon Bank. To facilitate processing of your investment, please use the transaction stub attached to your Plan statement. Mail your investment and transaction stub to the address specified on the stub. A $35 fee will be assessed for a check that is returned for insufficient funds. Please see Question 8 above for all other applicable Plan fees.

      Automatic Monthly Withdrawals. You can also make optional monthly cash investments by authorizing individual electronic transfers from your bank account by accessing your account on-line through Investor ServiceDirect®. The amounts you have authorized will be withdrawn from your bank account on the 10th day of each month, or the next succeeding business day if the 10th falls on a weekend or holiday. The funds will be credited to your account and invested within five business days of receipt by the Plan Administrator. A $35 fee will be assessed for an electronic debit that is returned for insufficient funds. Please see Question 8 above for all other applicable Plan fees.

      Please see Question 22 for information on discontinuing participation in the Plan.

10.	What are my reinvestment options?

General

•	If you elect “Full Dividend Reinvestment,” you direct the Plan Administrator to apply toward the purchase of additional shares of our common stock all your cash dividends on all the shares then or subsequently registered in your name, together with any optional monthly cash investments.

•	If you elect “Partial Dividend Reinvestment,” you direct the Plan Administrator to apply toward the purchase of additional shares of our common stock all your cash dividends only on the number of shares you specify which are registered in your name, together with any optional monthly cash investments.

•	If you elect for “Optional Cash Payments Only,” you will continue to receive cash dividends on shares registered in your name in the usual manner, but the Plan Administrator will apply any optional monthly cash investment received to the purchase of additional Sovereign shares under the Plan.

      Also, you can further direct the Plan Administrator to:

•	Reinvest automatically any subsequent dividends on Sovereign shares accumulated and held in your Plan account. The Plan, in other words, operates so as to reinvest dividends on a cumulative basis, until you withdraw from the Plan, or until the Plan is terminated.

•	Automatically deposit into your Plan account any subsequent stock dividends and/or stock splits on all shares of Sovereign common stock, including Sovereign shares not participating in the Plan.

      A shareholder whose shares of common stock are registered in the name of a broker or bank nominee must make arrangements to have the broker or bank nominee register in the shareholder’s name the number of shares of common stock he or she wants to participate in the Plan or have the shares electronically transferred into your own name through the Direct Registration System. (See Question 6 for more information)

Request for Waiver for Optional Monthly Cash Investments and Initial Investments in Excess of $10,000

      If you want to make optional monthly cash investments in excess of $10,000 in any month or an initial investment in excess of $10,000, you must receive our written approval. To obtain our written approval, you must submit a request for waiver form. You can obtain a request for waiver form by contacting the Plan Administrator’s Waiver Department at (917) 320-6300 and upon completion, please send it to the Plan Administrator’s Waiver Department via facsimile at (917) 320-6312. We have the sole discretion to approve or refuse any request to make an optional monthly cash investment or initial investment in excess of the maximum amount and to set the terms of any such optional monthly cash investment or initial investment.

      If we approve your request for waiver, the Plan Administrator will notify you promptly. In deciding whether to approve a request for waiver, we will consider relevant factors, including, but not limited to, the following:

•	whether the Plan is then acquiring newly issued shares directly from us or acquiring shares in the open market or in privately negotiated transactions from third parties;

•	our need for additional funds;

•	the attractiveness of obtaining additional funds through the sale of common stock as compared to other sources of funds;

•	the purchase price likely to apply to any sale of common stock;

•	the shareholder submitting the request;

•	the extent and nature of the shareholder’s prior participation in the Plan;

•	the number of shares of common stock held of record by the shareholder; and

•	the aggregate number of optional monthly cash investments and initial investments in excess of $10,000 for which requests for waiver have been submitted by all existing shareholders and new investors.

      If requests for waiver are submitted for an aggregate amount in excess of the amount we are then willing to accept, we may honor such requests in order of receipt, pro rata or by any other method that we determine to be appropriate. We may determine, in our discretion, the maximum amount that an existing shareholder or new investor may invest pursuant to the Plan or the maximum number of shares that may be purchased pursuant to a request for waiver.

Purchases and Pricing of Shares Purchased Pursuant to a Request for Waiver

      If a request for waiver is approved, the price of shares purchased pursuant to the request for waiver will be determined using a pricing period of not less than one but not more than ten (10) trading days commencing on a date set by us. Optional monthly cash investments or initial investment made pursuant to a request for waiver will be used to purchase shares of our common stock as soon as practicable on or after the business day following the last day of the pricing period. This date is referred to as the waiver investment date. The Plan Administrator will apply all good funds received on or before the first business day before the pricing period to the purchase of shares of our common stock on the waiver investment date. Funds received after the pricing period begins will be returned to you. For more information, see Question 12.

      For purposes of determining the price per share on the waiver investment date, the price will be equal to the average of the high and low sales prices of our shares, computed up to four decimal places, if necessary, as quoted on the New York Stock Exchange, for the applicable trading days immediately preceding the waiver investment date. The purchase price on any waiver investment date may be reduced by the waiver discount, if any.

      For any pricing period, we may establish a minimum purchase price per share, referred to as the threshold price, applicable to optional monthly cash investments and initial investments made pursuant to a request for waiver. At least two business days prior to the first day of the applicable pricing period, we will decide whether to establish a threshold price, and if so, its amount. We will notify the Plan Administrator as to the amount of the threshold price, if any. We will make this determination at our discretion after a review of current market conditions, the level of participation in the Plan and current and projected capital needs.

      If a threshold price is established for any pricing period, it will be fixed as a dollar amount that the average of the high and low sales prices of our common stock as quoted by the New York Stock Exchange for each trading day during the applicable pricing period must equal or exceed (not adjusted for a waiver discount, if any). In the event that the threshold price is not satisfied for a trading day in the pricing period, then that trading day will be excluded from the pricing period and all trading prices for that trading day will be excluded from the determination of the purchase price. In addition, we will exclude from the pricing period and from the determination of the purchase price any trading day in which no trades of common stock are made on the New York Stock Exchange. Thus, for example, for a five-day pricing period, if the threshold price is not satisfied or no trades of our common stock are reported for one of the five trading days in the pricing period, then the purchase price will be based on the remaining four trading days in which the threshold price is satisfied.

      In addition, a portion of each optional monthly cash investment or initial investment will be returned for each trading day of a pricing period in which the threshold price is not satisfied or for each trading day in which no trades of our common stock are reported on the New York Stock Exchange. The amount returned will be equal to a pro rata portion of the amount of the optional monthly cash investment or initial investment

(not just the amount in excess of $10,000) for each trading day that the threshold price is not satisfied or in which no trades of our common stock are reported. For example, for a five-day pricing period, if the threshold price is not satisfied or no trades of our common stock are reported for one of the five trading days in the pricing period, then 1/5 (or 20%) of the optional monthly cash investment or initial investment will be returned without interest.

      The establishment of the threshold price and the possible return of a portion of an optional monthly cash investment or initial investment applies only to optional monthly cash investments and initial investments made pursuant to a request for waiver. Setting a threshold price for a pricing period will not affect the setting of a threshold price for a subsequent pricing period. We may waive our right to set a threshold price for any pricing period. Neither we nor the Plan Administrator is required to provide you with any written notice as to the threshold price for any pricing period. You may contact the Plan Administrator’s Waiver Department at (917) 320-6300 to find out if a threshold price has been fixed or waived for any given pricing period.

      For each pricing period, we may establish a discount from the market price applicable to optional monthly cash investments and initial investments made pursuant to a request for waiver. This waiver discount, if any, will range from 0% to 5% of the purchase price and may vary for each pricing period. The waiver discount, if any, will be established at our sole discretion after a review of current market conditions, the level of participation in the Plan, the attractiveness of obtaining additional funds through the sale of our common stock as compared to other sources of funds and current and projected capital needs. You may obtain information regarding the maximum waiver discount, if any, by contacting the Plan Administrator’s Waiver Department at (917) 320-6300. Setting a waiver discount for a particular pricing period will not affect the setting of a waiver discount for any subsequent pricing period. The waiver discount, if any, will apply only to optional monthly cash investments and initial investments in excess of $10,000. The waiver discount will apply to the entire optional monthly cash investment or initial investment made pursuant to a waiver and not just the portion in excess of $10,000. The discount, if any, applicable to reinvested dividends, initial investments up to $10,000 and optional monthly cash investments up to $10,000 per month will not apply to initial investments and optional monthly cash investments made pursuant to a request for waiver.

      We will only establish a threshold price or waiver discount for shares that are purchased directly from us.

11.	When are dividends paid?

      The dividend payment date will be the fifteenth day of each of February, May, August and November if a business day and, if not a business day, the dividend payment date will be the next business day. We may, in our discretion, defer to a later date if necessary or advisable under applicable securities laws our sale to the Plan Administrator of shares to be purchased with reinvested dividends.

      Only shareholders who own our common stock as of the record date for any declared dividend will be entitled to receive the dividend payment. Record dates for the payment of dividends will normally precede the payment dates by ten business days.

      The payment of dividends on Sovereign common stock is at the discretion of Sovereign’s board of directors. There is no guarantee that Sovereign will pay dividends in the future. The timing and amount of future dividends, if any, will depend on earnings, cash requirements, the financial condition of Sovereign and its subsidiaries, applicable government regulations and other factors deemed relevant by the Sovereign board.

12.	When does the Plan Administrator purchase shares?

      Initial and Additional Cash Investments. Upon receipt of funds in an amount less than $10,000, the Plan Administrator will invest initial and additional cash investments once every month on the 15th day of the month, or the next succeeding business day if the 15th falls on a weekend or holiday. Shares will be posted to your account in whole and fractional shares immediately upon settlement, usually within three business days.

You will receive a confirmation of your transaction by paper statement at the postal address you give us when you enroll in the Plan. In the unlikely event that, due to unusual market conditions, the Plan Administrator is unable to invest the funds within 35 days, the Plan Administrator will return the funds to you by check. No interest will be paid on funds held by the Plan Administrator pending investment. Please see Question 9 for information on automatic monthly withdrawal.

      Optional monthly cash investments received by the Plan Administrator will be returned to you upon your written request if such request is received by the Plan Administrator no later than two business days prior to the first day of the Pricing Period. Please see Question 14 for information on the Pricing Period.

      Dividend Reinvestment. If you enroll prior to the record date for a dividend payment, your election to reinvest dividends will begin with that dividend payment. If you enroll on or after any such record date, reinvestment of dividends will begin on the dividend payment date following the next record date if you are still a shareholder of record. Record dates for payment of dividends will normally precede payment dates by ten business days.

      Shares are purchased and sold for the Plan on specified dates or during specified periods. As a result, you do not have any control over the price at which shares are purchased or sold for your account, and you may pay a higher purchase price or receive a lower sales price then if you had purchased or sold the shares outside of the Plan. You bear the risk of fluctuations in the price of Sovereign common stock. No interest is paid on funds held by the Plan Administrator pending their investment. All optional monthly cash investments, including the initial cash investment, are subject to collection by the Plan Administrator of the full face value in U.S. funds.

13.	How does the Plan administrator buy the shares?

      We may, in our sole discretion, instruct the Plan Administrator to purchase all or a portion of the shares in connection with the distribution of shares purchased pursuant to reinvestment of dividends or any initial or optional monthly cash investment or both from our treasury or our newly-issued shares of common stock at the Current Market Price as described in Question 14.

      If we do not instruct the Plan Administrator to purchase shares directly from us, the Plan Administrator may purchase shares in the over-the-counter market or in negotiated transactions, and may be subject to such terms with respect to price, delivery and other terms as agreed to by the Plan Administrator. In connection with purchases in the over-the-counter market or in negotiated transactions, neither we nor any participant shall have any authorization or power to direct the time or price at which shares may be so purchased, or the selection of the broker or dealer through or from whom purchases are to be made. Please see Question 14 for information on Current Market Price.

      Shares will be allocated and credited to participants’ accounts as follows: (1) shares purchased from us will be allocated and credited on the appropriate Investment Date; and (2) shares purchased in market transactions will be allocated and credited as of the date on which the Plan Administrator completes the purchases of the aggregate number of shares to be purchased. Depending on our election, participants may be credited with shares purchased from us, shares purchased in market transactions or a combination of both.

      The method used by the Plan Administrator will impact the price at which your shares are purchased (see Question 14).

      The amount of shares to be purchased for your account depends on the amount of your dividend and/or initial or optional monthly cash investment and the purchase price of the shares. Your account will be credited with that number of shares, including fractions computed to four decimal places, equal to the amount you invest divided by the purchase price per share. You will be credited for dividends on fractions of shares.

14.	At what price will the Plan Administrator purchase the shares?

      If we direct the Plan Administrator to purchase shares of common stock directly from us, the “Current Market Price” is defined as the average of the mean of the daily high and low sales prices of the shares of common stock as reported on the New York Stock Exchange for the ten (10) trading days immediately preceding the Investment Date, or, if no trading occurs in the shares of common stock on one or more of such trading days, for the ten (10) trading days immediately preceding the Investment Date during which the shares of the common stock were traded in the New York Stock Exchange, or the Pricing Period.

      If the Plan Administrator purchases shares of common stock in market transactions, the “Current Market Price” is defined as the weighted average of the actual price paid for shares of common stock purchased by the Plan Administrator.

      The purchase price of shares of common stock purchased with reinvested dividends will be the Current Market Price (as described above) less the dividend reinvestment discount, if any, then in effect. The purchase price of shares of common stock purchased with initial or optional cash investments (excluding investments in excess of $10,000 pursuant to a waiver) will be the Current Market Price (as described above) less the optional or initial cash payment discount, if any, then in effect.

      We, in our sole discretion, may change or eliminate the dividend reinvestment discount or the optional or initial cash investment discount, if any, upon sending Plan participants not less than thirty (30) days’ prior written notice of such change or elimination. As of the date of this Prospectus, there is no optional or initial cash payment discount.

      If you request a waiver and we approve it, your initial investment may exceed $10,000. For a description of the purchase price of shares pursuant to an approved waiver, see “Request for Waiver for Optional Monthly Cash Investments and Initial Investments in Excess of $10,000” and “Purchases and Pricing of Shares Purchased Pursuant to a Request for Waiver” for more information.

      The Plan Administrator may commingle your funds with those of other participants for purposes of forwarding purchase orders to an independent agent. Also, the Plan Administrator may offset purchase and sale orders for the same investment date, forwarding to an independent agent the net purchase or sale requirement. Because the prices at which shares are purchased under the Plan are beyond your control, you may lose any advantage otherwise available from being able to select the timing of your investment.

15.	May I enroll, view my account information, and execute transactions online?

      Investor ServiceDirect® is a Web-enabled real-time service, available 24 hours a day, 7 days a week. This service provides shareholders of record with the ability to:

•	enroll in the Plan;

•	make initial or optional cash investments;

•	request share sales;

•	obtain stock power form;

•	view account status and account transactions;

•	perform address changes;

•	request stock certificates;

•	request duplicate statements;

•	view-print-request form 1099; and

•	view certificate, book-entry and dividend payment history.

      Technical assistance and help if you have forgotten your password are available Monday through Friday, between 9:00 a.m. and 7:00 p.m., Eastern Standard Time, at (877) 978-7778.

      To access Investor ServiceDirect®, please visit the Mellon Investor Services website at www.melloninvestor.com.

16.	Can I execute plan transactions by phone?

      If you have established automated privileges on your enrollment form, you can call (800) 685-4524. An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available from 9:00 a.m. to 7:00 p.m., Eastern Standard Time, Monday through Friday (except holidays) and can help you:

•	enroll for full dividend reinvestment in the Plan;

•	request share sales;

•	find out the status of your account;

•	perform address changes;

•	request stock certificates;

•	request duplicate statements;

•	request form 1099; and

•	request certificate, book-entry and dividend payment history.

      To establish automated privileges, complete and return the enrollment form to the Plan Administrator in the envelope provided.

17.	What kind of reports will I receive as a participant in the Plan?

      The Plan Administrator will send a transaction notice confirming the details of any initial and optional cash investment you make within three (3) business days. When you participate in the dividend reinvestment feature, you will receive a quarterly statement of your account. If you do not reinvest dividends and have no additional purchase or sale transactions, you will receive an annual statement detailing the status of your holdings of common stock in your Plan account. These statements are your continuing record of the cost of your purchases and should be retained for income tax purposes. You can request copies of statements by contacting the Plan Administrator via an online request or by telephone. In addition, you will receive copies of other communications sent to holders of Sovereign shares of common stock, including our annual and other reports to our shareholders, the notice of annual meeting and proxy statement in connection with our annual meeting of shareholders and Internal Revenue Service information for reporting dividends paid.

18.	Will I receive stock certificates for my Plan shares?

      Each share purchase is credited to your Plan account. Your account statement will show the number of shares of Sovereign common stock, including any fractional share, credited to your account. You will not receive a certificate for your Plan shares unless you request one. You can request a certificate for some or all of your whole shares from the Plan Administrator at any time. Certificates for fractional shares are never issued.

      Your account under the Plan will be maintained in the name or names in which your certificates were registered at the time you entered the Plan. Consequently, certificates for whole shares will be similarly registered when issued.

19.	Can I deposit share certificates for safekeeping?

      You can at any time, including when you first enroll, deposit Sovereign stock certificates registered in your name with the Plan Administrator for safekeeping, at no cost to you.

      The Plan Administrator will provide limited mail loss insurance coverage for certificates with a value not exceeding $100,000 in any one shipping package that is mailed to its address at 85 Challenger Road, Ridgefield Park, New Jersey 07660 by USPS registered mail, return receipt requested or by any of the following overnight couriers: Airborne, DHL, Emery, ExpressMail, FedEx, Purolator, TNT and UPS. This includes non-receipt of a certificate sent to the Plan Administrator by a shareholder in accordance with the above instructions. Please contact the Plan Administrator at (800) 685-4524 for details regarding the maximum mail loss insurance coverage available if you plan to mail certificates to the Plan Administrator.

      Mail loss insurance covers only the replacement of shares of stock and in no way protects against any loss resulting from fluctuations in the value of such shares.

20.	Can I transfer my Plan shares to someone else?

      You can transfer your Plan shares to a Plan account of another person, subject to compliance with any applicable laws. To do this, simply complete a Plan transaction request form and execute a stock power and return both to the Plan Administrator. Your signature on the stock power must be Medallion guaranteed by an eligible financial institution or broker. You can obtain a stock power form online (see Question 15) or by calling the Plan Administrator at (800) 685-4524. If you request to transfer all shares in your plan account between a dividend record date and payable date, your transfer request will be processed but your Plan account will not be terminated. You may receive additional dividend reinvestment shares which will require you to submit a written request to transfer the additional shares.

      You cannot pledge or grant a security interest in your Plan shares or transfer your Plan shares outside of the Plan unless certificates representing the shares have been issued by the Plan Administrator.

21.	How do I sell my Plan shares?

      You can sell some or all of your plan shares by submitting the appropriate information on the transaction stub of your Plan statement or by submitting a written request to the Plan Administrator. You can sell the shares on-line (see Question 15) or by contacting the Plan administrator by phone (see Question 16).

      Your sale request will be processed and your shares will, subject to market conditions and other factors, generally be sold within 24 hours of receipt of your request. Please note that the Plan Administrator cannot and does not guarantee the actual sale date or price, nor can it stop or cancel any outstanding request to sell shares or issue physical stock certificates. These requests are final. The Plan Administrator will mail a check to you (less applicable sales fees) on the settlement date, which is three (3) business days after your shares have been sold.

      Alternatively, you may choose to sell your shares through a stockbroker of your choice, in which case you would have to request that the Plan Administrator electronically transfer your shares to your stockbroker. You may also request a certificate for your shares from the Plan Administrator for delivery to your stockbroker prior to settlement of such sale. See Question 22 for instructions on how to obtain a certificate.

      The price of Sovereign common stock fluctuates on a daily basis. The price may rise or fall after you submit your request to sell and prior to the ultimate sale of your shares. The price risk will be borne solely by you. You cannot revoke your request to the Plan Administrator to sell any Plan shares once it is made.

22.	How do I discontinue participation in the Plan?

      You may discontinue the reinvestment of your dividends by giving notice to the Plan Administrator by telephone, in writing or by changing your dividend election under the account management service when you access your account over the Internet through Investor ServiceDirect®. If you discontinue your participation in the Plan, the Plan Administrator will continue to hold your shares unless you request a certificate for any full shares and a check for any fractional share.

      You may request that all or part of the shares of common stock credited to your account in the Plan be sold at any time. Please see Question 21 for more information.

      If your request to discontinue participation in the Plan is received by the Plan Administrator on or after a dividend record date but before the payment date, the Plan Administrator, in its sole discretion may either pay such dividend in cash or reinvest it in shares for your account. The request for withdrawal will then be processed as promptly as possible following such dividend payment date. Any cash payments which you may have sent to the Plan Administrator prior to the request for withdrawal will also be invested on the next investment date unless you expressly request return of that payment in your request for withdrawal and your request for withdrawal is received by the Plan Administrator at least two business days prior to the investment date. All dividends subsequent to such dividend payment date will be paid in cash to you unless and until you re-enroll in the Plan, which you may do at any time.

      If you have discontinued participation in the Plan, you can re-enroll in the Plan on-line or by submitting a new account authorization form and complying with all other enrollment procedures (see Questions 5, 6, 7, and 8). To minimize unnecessary Plan administrative costs and to encourage use of the Plan as a long-term investment vehicle, Sovereign reserves the right to deny participation in the Plan to previous participants who Sovereign or the Plan Administrator believes have been excessive in their enrollment and discontinuation.

23.	What happens if I sell or transfer all the shares registered in my name and held by me?

      If you dispose of all shares of common stock registered in your name, including shares participating in the Plan, the shares purchased under the Plan and held in your account are unaffected, unless you specifically instruct the Plan Administrator to withdraw these shares from the Plan or sell the shares. The Plan Administrator will continue to reinvest the dividends on shares remaining in your account unless and until you withdraw from the Plan or the Plan is terminated.

24.	What happens if Sovereign declares a dividend payable in shares or declares a stock split?

      Any dividend payable in shares of common stock and any additional shares of common stock distributed by us in connection with a stock split, with respect to shares credited to your Plan account, will be added to your Plan account. Also, any dividends payable in shares of common stock, and any additional shares of common stock resulting from a stock split which are attributable to shares registered in your own name and not in your Plan account will be added to your Plan account in the same manner as shares credited to your Plan account.

      The total number of shares of common stock to be offered under the Plan will also be adjusted proportionately to take into account any stock splits, stock dividends or similar transactions.

25.	How will my shares held by the Plan Administrator be voted at meetings of shareholders?

      Shares of common stock held by the Plan Administrator for you will be voted as you direct. A proxy card will be sent to you in connection with any annual or special meeting of shareholders, as in the case of shareholders not participating in the Plan. This card will cover all shares of common stock registered in your own name not participating in the Plan as well as all full and fractional shares held by the Plan Administrator for your account or held by the Plan Administrator for safekeeping under the Plan.

      As in the case of nonparticipating shareholders, if no instructions are indicated by you on a properly signed and returned proxy card, all your shares — those registered in your own name and those held by the Plan Administrator for your account under the Plan — will be voted in accordance with recommendations of our management, unless otherwise provided. If the proxy card is not returned, or if it is returned unsigned or improperly signed, none of the shares covered by such proxy card (including those held by the Plan Administrator under the Plan) will be voted.

26.	May Sovereign employees and employees of Sovereign Bank participate in the Plan?

      Yes. Employees who participate in our Employee Stock Purchase Plan automatically participate in the Plan with respect to shares of common stock held in the employee’s Employee Stock Purchase Plan account. Employees who wish to participate in the Plan with respect to shares of common stock held otherwise than under the Employee Stock Purchase Plan may do so in the manner provided for shareholders of record, provided they are record holders of at least one whole share of common stock.

27.	What are the U.S. federal income tax consequences of participating in the Plan?

      The U.S. federal income tax consequences of participating in the Plan are as follows:

Reinvested Dividends

      In the case of reinvested dividends, when shares are acquired for a participant’s account directly from Sovereign, the participant must include in gross income a dividend equal to the number of shares purchased for the participant’s account with reinvested dividends multiplied by the per share fair market value of the common stock on the relevant Investment Date, plus the amount of any federal income tax withheld in the case of a participant who is subject to federal income tax withholding on dividend income. The participant’s basis in such shares will be equal to the fair market value of the shares purchased for the participant’s account on the relevant Investment Date.

      Alternatively, when shares are purchased for a participant’s account in the over-the-counter market or in negotiated transactions with reinvested dividends, a participant must include in gross income a dividend equal to the purchase price of the shares purchased for his account, plus the amount of any federal income tax withheld in the case of a participant who is subject to federal income tax withholding on dividend income. The participant’s basis in such shares will be equal to the purchase price of the shares. For purposes of this paragraph, the term “purchase price” will include a participant’s pro rata share of any service and trading fees, commissions, and other costs and expenses of purchase.

Voluntary Cash Contributions

      In the case of shares purchased directly from Sovereign with initial or optional cash investments, a participant will be treated as having received a dividend equal to the excess, if any, of the fair market value of the purchased shares on the Investment Date over the amount of the voluntary cash contribution. A participant’s basis in such shares will be the amount of such excess, if any, plus the amount of the voluntary cash payment.

      Alternatively, when shares are purchased in the over-the-counter market or in negotiated transactions with initial or optional cash investments, the participant’s basis in such shares will be equal to the purchase price of the shares. For purposes of this paragraph, the term “purchase price” will include a participant’s pro rata share of any service or trading fees, commissions, and other costs and expenses of purchase.

Additional Information

      The foregoing discussion assumes that Sovereign will, from time to time, have earnings and profits for federal tax purposes in excess of its distributions to shareholders, which is expected to be the case. A prospective participant should also note that the Internal Revenue Service could take the position that the fair market value of a share of common stock on any relevant Investment Date may not necessarily be equal to the fair market value per share as defined in the Plan. The holding period for shares of common stock acquired pursuant to the Plan will begin the day after the date the shares are credited to a participant’s account. In the case of any participant as to whom federal income tax withholding on dividends is required and in the case of a foreign shareholder whose taxable income under the Plan is subject to federal income tax withholding, Sovereign will reinvest dividends net of the amount of tax withheld.

      A participant will not realize taxable income upon the issuance of a certificate for a whole number of shares held for the participant’s account under the Plan. However, a participant who receives a cash payment in lieu of the issuance of a fractional share will realize gain or loss with respect to such fractional share. Gain or loss will also be realized upon the sale or exchange of shares of common stock acquired under the Plan. The amount of such gain or loss will be the difference between the amount received upon disposition and the tax basis of such shares or fractional share. Any such gain or loss will be a capital gain or loss if the shares sold were held as a capital asset. Such capital gain or loss will be long-term if the shares sold were held by the participant for the applicable holding period and otherwise will be short-term.

      The discussion above is a summary of the important U.S. federal income tax consequences of your participation in the Plan. The summary is based on the Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations, administrative rulings and court decisions, as in effect as of the date of this document, all of which are subject to change at any time, possibly with retroactive effect. This summary is not a complete description of all of the tax consequences of your participation in the Plan and does not constitute tax advice. For example, it does not address any state, local or foreign tax consequences of your participation. The summary may not address the tax consequences to any given participant in view of the participant’s individual circumstances. You should consult your own tax advisor about the tax consequences of your participation in the Plan. Sovereign does not calculate tax basis in shares for shareholders.

OTHER PLAN INFORMATION

      Limitation of Liability. In administering the Plan, neither Sovereign, the Plan Administrator nor an independent agent is liable for any good faith act or omission to act, including but not limited to any claim of liability (a) arising out of the failure to terminate your account upon your death prior to receipt of notice in writing of such death, (b) with respect to the prices or times at which shares are purchased or sold, or (c) as to the value of the shares acquired for you. Sovereign reserves the right to interpret and regulate the Plan as it deems necessary or advisable in connection with the Plan’s operations. This means Sovereign can refuse to process participant-requested transactions to the extent Sovereign deems necessary or advisable to comply with applicable laws.

      Modification or Termination of the Plan. Sovereign can suspend, modify or terminate the Plan at any time in whole or in part or with respect to participants in certain jurisdictions. Notice of any suspension, material modification or termination will be sent to all affected participants.

      Denial or Termination of Participation by Sovereign. At the direction of Sovereign, the Plan Administrator may terminate a participant’s participation in the Plan if the participant does not own at least one full share in the participant’s name or held through the Plan. Sovereign also reserves the right to deny, modify, suspend or terminate participation in the Plan by otherwise eligible persons to the extent Sovereign deems it advisable or necessary in its discretion to comply with applicable laws or to eliminate practices that are not consistent with the purposes of the Plan. Participants whose participation in the Plan is terminated will have their full plan shares converted to direct registration. Participants will receive a check less any service fees and broker commissions for any fractional Plan shares.

WHERE YOU CAN FIND MORE INFORMATION

Registration Statement

      We have filed a registration statement on Form S-3 to register with the Securities and Exchange Commission (SEC) the Sovereign common stock to be offered for purchase by Plan participants. This prospectus is part of that registration statement. The registration statement, including the exhibits to the registration statement, contains additional relevant information about us and our common stock. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

Sovereign’s SEC Filings

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s Regional Offices in Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Please call the SEC at (800) SEC-0330 for more information on the operation of the public reference rooms.

Documents Incorporated By Reference Into This Prospectus

      Some of the information that you should consider in deciding whether to invest in Sovereign is not physically included in this prospectus, but rather is “incorporated by reference” to documents that have been filed by us with the SEC. The information that is incorporated by reference consists of:

      The following documents Sovereign filed with the SEC (SEC File No. 0-16533):

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	Current Reports on Form 8-K filed with the SEC on January 28, 2004, March 11, 2004, April 13, 2004, July 23, 2004, August 24, 2004, August 27, 2004, October 15, 2004, October 20, 2004, October 21, 2004, November 23, 2004, November 29, 2004, December 16, 2004, December 27, 2004 and January 5, 2004; and our Current Report on Form 8-K/A (Amendment No. 3) filed on January 24, 2005; and

•	the description of the Sovereign common stock contained in Sovereign’s Registration Statement on Form 8-A/A (Amendment No. 1) filed with the SEC on January 24, 2005 pursuant to the Securities Exchange Act, and any amendments or reports filed for the purpose of updating such registration statement.

      All documents filed by Sovereign pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus also are incorporated by reference into this prospectus and will be deemed to be a part of this prospectus from the date of filing of such documents.

      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a subsequently filed document that also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Documents Available Without Charge From Sovereign

      Sovereign will provide, without charge, copies of any report incorporated by reference into this prospectus, excluding exhibits unless an exhibit is specifically incorporated by reference in this prospectus. You can obtain a copy of any document incorporated by reference by writing or calling Sovereign as follows:

Sovereign Bancorp, Inc.

1130 Berkshire Boulevard
Wyomissing, Pennsylvania 19610
Attention: Investor Relations
(800) 628-2673
www.sovereignbank.com

Information on the Internet web site of Sovereign or any subsidiary of Sovereign is not part of this prospectus, and you should not rely on that information in making your investment decision.

PLAN OF DISTRIBUTION

      Subject to the discussion below, we will distribute newly issued shares of our common stock sold under the Plan. Mellon Securities LLC, a registered broker/ dealer, will assist in the identification of investors and other related services, but will not be acting as an underwriter with respect to shares of our common stock sold under the Plan. You will pay no service or trading fees whether shares are newly issued or purchased in the open market. However, if you request that shares be sold, you will receive the proceeds less a handling charge of $15.00 and any trading fees. The common stock is currently listed on the New York Stock Exchange under the symbol “SOV.”

      In connection with the administration of the Plan, we may be requested to approve investments made pursuant to requests for waiver by or on behalf of existing shareholders and new investors who may be engaged in the securities business.

      Persons who acquire shares of our common stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934, and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to any such person any rights or privileges other than those to which he, she or it would be entitled as a participant in the Plan, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our common stock so purchased. We may, however, accept optional monthly cash investments and initial investments made pursuant to requests for waiver by such persons.

      From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from any waiver discounts applicable to optional monthly cash investments and initial investments made pursuant to requests for waiver under the Plan. Those transactions may cause fluctuations in the trading volume of our common stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of our common stock to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purposes of the Plan.

USE OF PROCEEDS

      We will receive proceeds from purchases of our common stock through the Plan only if the purchases are made directly from us rather than by an independent agent in the open market. We will use any such proceeds for general corporate purposes.

LEGAL MATTERS

      Stevens & Lee, P.C., Philadelphia, Pennsylvania, will act as our legal counsel and will pass upon the validity of any securities offered by this prospectus. Stevens & Lee and its attorneys own an aggregate of approximately 350,000 shares of Sovereign common stock

EXPERTS

      The consolidated financial statements of Sovereign included in Sovereign’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included in Sovereign’s Annual Report and incorporated by reference into this document. Such consolidated financial statements are incorporated by reference into this prospectus in reliance upon such report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

          We have not authorized any person to give any information or make any representation that is different from, or in addition to, that contained in this prospectus or in any document that we incorporate by reference into this prospectus. If anyone gives you any such information, you should not rely on it.

          We do not imply by the delivery to you of this prospectus or the sale of any Sovereign common stock hereunder that there has been no change in the affairs of Sovereign since the date of this prospectus or that the information in this prospectus is correct as of any time subsequent to the date of this prospectus.

5,000,000 SHARES

Common Stock

Sovereign Bancorp, Inc.

1500 Market Street
Philadelphia, Pennsylvania 19102
(215) 557-4630

Sovereign Bancorp, Inc.

Direct Stock Purchase and
Dividend Reinvestment Plan

Direct Stock Purchase and

Dividend Reinvestment Plan

PROSPECTUS

February 15, 2005